UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14f-1

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Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

DYNASTY ENERGY RESOURCES, INC.
(Exact name of registrant as specified in its corporate charter)

000-1417907
(Commission File No.)

DELAWARE	26-0855681
(State of Incorporation)	(IRS Employer Identification No.)

360 Main Street, Washington, Virginia 22747
(Address of principal executive offices)

(540) 675 - 3149
(Registrant's telephone number)

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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Introduction

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the incoming executive officers and or directors after the closing of the below referenced transaction.  You are not, however, required to take nay action.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.

Background

Pursuant to the terms of the acquisition Common Stock Purchase Agreement executed on April 28, 2010 between Belmont Partners, LLC (“Belmont”), and Wall Street Equity & Futures, Corp. (the “Seller”) and Dynasty Energy Resources, Inc. (the “Company”) (the “Acquisition Agreement”), Belmont purchased a total of 66,430,504 shares of the Company’s common stock for an aggregate of $190,000.00 in cash.  The total of 66,430,504 shares represented 66.26% of all of the shares of common stock then outstanding.  Belmont used cash to purchase the shares of the Company.  As part of the acquisition, and pursuant to the Acquisition Agreement, the following changes to the Company’s directors and officers have occurred:

CHANGES TO THE BOARD OF DIRECTORS

o	As of April 28, 2010, James Ditanna resigned from all officer and Director positions he previously held in the Company.

o	Also, on April 28, 2010, Joseph Meuse was appointed to the Board of Directors as Director as well as President and Secretary of the Company.

CERTAIN INFORMATION REGARDING THE COMPANY

Change in Control

As described above under the caption “Background”, a change in control of the Company will occur upon the closing of the Stock Purchase Agreement.

Voting Securities

As of , the authorized capital stock of the Company consists of 480,000,000 shares of common stock par value $0.00001 per share, of which 100,255,890 shares are issued and outstanding and 20,000,000 shares of preferred stock par value $0.00001 per share, of which no shares are issued and outstanding.

Where to Find More Information About Us

We file all required reports due under the Exchange Act with the Securities and Exchange Commission (the “SEC”). Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

Transfer Agent

Pacific Stock Transfer Company, 4045 South Spencer Street, Las Vegas, Nevada 89119, telephone (702) 361-3033, facsimile (702) 433-1979 is the Company’s transfer agent.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Position
Joseph Meuse	40	Director and President

BIOGRAPHICAL INFORMATION ON THE BOARD OF DIRECTORS

Joseph Meuse, age 40, resides in Warrenton, VA.  Mr. Meuse has been involved with corporate restructuring since 1995.  He has been the Managing Director of Belmont Partners since 2004.  Additionally, Mr. Meuse has been a Board Member and officer of numerous public companies and attended the College of William and Mary.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Mr. Meuse is the principal executive officer as well as the sole member of the Company’s board of directors. The Company does not currently have ongoing operations as such the Company has determined that it does not, at this time, require additional committees of the board of directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

EXECUTIVE COMPENSATION

Our directors currently are not compensated for serving as members of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name	# of shares beneficially owned	Percent of shares
Joseph Meuse 360 Main Street Washington, VA 22747	66,430,504[1]	66.26

NO DISSENTERS' RIGHTS

By Order of The Board of Directors

Name: Joseph Meuse
Title: Director
Date: 9/17/10

 ADDITIONAL INFORMATION

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Footnotes

1 Represents 66,430,504 shares held by Belmont Partners, LLC a Virginia limited liability company, of which Mr. Meuse is the sole member and beneficial owner